Terms of the Notes

The Capped Buffered Enhanced Return Notes Linked to the S&P SmallCap 600® (the “Notes”) provide a leveraged return, subject to the Max Return, if the Ending Value of the Underlying is greater than the Starting Value. If the Ending Value of the Underlying is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your Notes at maturity. If the Ending Value of the Underlying is less than the Threshold Value, there is full exposure to declines in the Underlying beyond the Threshold Value, and you will lose some or a significant portion of your investment in the Notes. The Notes will not pay interest. At maturity, you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 18 months
Underlying:	The S&P SmallCap 600® Index (Bloomberg symbol: “SML”), a price return index.
Pricing and Issue Dates*:	July 25, 2024 and July 30, 2024, respectively.
Threshold Value:	90% of the Starting Value.
Max Return:	At least $1,185.00 per $1,000.00 in principal amount of Notes, which represents a return of at least 18.50% over the principal amount. The actual Max Return will be determined on the pricing date.
Upside Participation Rate:	150%
Initial Estimated Value Range:	$920-$970 per Note.
Underwriting Discount*:	$15.00 (1.50% of the public offering price) per Note.
CUSIP:	09711DR95
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105724009383/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

Hypothetical Returns at Maturity

Underlying Return	Redemption Amount per Note	Return on the Notes(1)
50.00%	$1,185.00	18.50%
40.00%	$1,185.00	18.50%
30.00%	$1,185.00	18.50%
20.00%	$1,185.00	18.50%
12.34%	$1,185.00(3)	18.50%
10.00%	$1,150.00	15.00%
5.00%	$1,075.00	7.50%
2.00%	$1,030.00	3.00%
0.00%	$1,000.00	0.00%
-10.00%(2)	$1,000.00	0.00%
-10.01%	$999.90	-0.01%
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-100.00%	$100.00	-90.00%

(1)   The “Return on the Notes” is calculated based on the Redemption Amount.

(2)   This is the Underlying Return which corresponds to the Threshold Value.

(3)   The Redemption Amount per Note cannot exceed the Max Return.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.

•        The return on the Notes will be limited to the Max Return.

•	The Notes do not bear interest.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	The Redemption Amount will not reflect changes in the level of the Underlying other than on the Valuation Date.
•	Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and any actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value.
•	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
•	The Notes are subject to risks associated with small-size capitalization companies.
•	The publisher of an Underlying may adjust that Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests.
•	The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet dated July 12, 2024, Product Supplement EQUITY-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.